Exhibit 99.1

Hudson Completes Merger with Dufry AG

East Rutherford, NJ – December 1, 2020 – Hudson Ltd. (NYSE: HUD) (“Hudson” or “Company”) today announced that it has completed the previously announced merger with Dufry AG (“Dufry”).

The closing of the transaction earlier today follows a special general meeting of Hudson’s shareholders held virtually on November 30, 2020, where Hudson’s shareholders voted to approve and adopt the Merger Agreement and the related Statutory Merger Agreement between Hudson, Dufry AG and Dufry Holdco Ltd., and the transactions contemplated thereby, including the merger, by 98.59% of the votes cast at the meeting.

Following shareholder approval and pursuant to the terms of the Merger Agreement, Hudson became an indirect wholly owned subsidiary of Dufry. Hudson’s Class A shareholders are entitled to receive $7.70 in cash for each Class A share held.

In connection with the completion of the merger, trading in Hudson’s Class A common shares on the New York Stock Exchange has been suspended with immediate effect and the shares will be delisted in approximately 10 days.

About Hudson

Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

For further information, please contact:

Investor/Media Contact

Cindi Buckwalter

VP of Investor Relations & Corporate Communications

investorrelations@hudsongroup.com

communications@hudsongroup.com